Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE SECOND QUARTER ENDED
JANUARY 26, 2019

Contact:	John Van Orden, CFO
(973) 467-2200
john.vanorden@wakefern.com
Springfield, New Jersey – March 4, 2019 – Village Super Market, Inc. (NASDAQ:VLGEA) today reported its results of operations for the second quarter ended January 26, 2019.

Net income was $7,571,000 in the 13 weeks ended January 26, 2019 compared to $9,511,000 in the 13 weeks ended January 27, 2018. The 13 weeks ended January 27, 2018 includes a $2,726,000 non-cash reduction in deferred tax expense as a result of the enactment of the Tax Cuts and Jobs Act (the "Tax Act"). Excluding this item from the 13 weeks ended January 27, 2018 net income increased 12% in the 13 weeks ended January 26, 2019 compared to the prior year primarily due to higher gross profit margins.

Sales were $428,128,000 in the 13 weeks ended January 26, 2019, an increase of 2.4% compared to the 13 weeks ended January 27, 2018.   Sales increased 2.4% due to the opening of the Bronx, New York City store on June 28, 2018 partially offset by a same store sales decrease of 0.1%. Same store sales decreased due primarily to the impact of three competitor store openings partially offset by the early release of Supplemental Nutrition Assistance Program (SNAP) benefits in January 2019. The Company expects same store sales in fiscal 2019 to range from flat to a 1.0% increase.  New stores and replacement stores are included in same store sales in the quarter after the store has been in operation for four full quarters.  Store renovations and expansions are included in same store sales immediately.

Gross profit as a percentage of sales increased to 27.50% in the 13 weeks ended January 26, 2019 compared to 27.13% in the 13 weeks ended January 27, 2018 primarily due to increased patronage dividends and other rebates from Wakefern, increased departmental gross margin percentages and a favorable change in product mix.

Operating and administrative expense as a percentage of sales increased to 23.37% in the 13 weeks ended January 26, 2019 compared to 23.25% in the 13 weeks ended January 27, 2018 primarily due to increased payroll and fringe benefit costs. Payroll increased due primarily to investments in operational proficiency and other strategic initiatives.

Net income was $13,839,000 in the 26 weeks ended January 26, 2019 compared to $12,528,000 in the 26 weeks ended January 27, 2018. The 26 weeks ended January 26, 2019 includes a $290,000 (net of tax) gain for Superstorm Sandy insurance proceeds received. The 26 weeks ended January 27, 2018 includes a $2,726,000 non-cash reduction in deferred tax expense as a result of the Tax Act. Excluding these items from both periods, net income increased 38% in the 26 weeks ended January 26, 2019 compared to the prior year primarily due to increased same store sales, higher gross profit margins and the favorable impact of the Tax Act.

Village Super Market operates a chain of 30 supermarkets under the ShopRite name in New Jersey, Maryland, northeastern Pennsylvania and New York City.
Forward Looking Statements
All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended		26 Weeks Ended
	January 26, 2019	January 27, 2018 (1)	January 26, 2019	January 27, 2018 (1)

Sales	$428,128	$418,269	$829,678	$805,609

Cost of sales	310,392	304,802	599,830	587,350

Gross profit	117,736	113,467	229,848	218,259

Operating and administrative expense	100,036	97,248	196,330	190,452

Depreciation and amortization	7,017	6,386	13,915	12,621

Operating income	10,683	9,833	19,603	15,186

Interest expense	(1,112)	(1,102)	(2,227)	(2,207)

Interest income	1,305	864	2,483	1,764

Income before income taxes	10,876	9,595	19,859	14,743

Income taxes	3,305	84	6,020	2,215

Net income	$7,571	$9,511	$13,839	$12,528

Net income per share:
Class A common stock:
Basic	$0.59	$0.74	$1.08	$0.97
Diluted	$0.53	$0.66	$0.96	$0.87

Class B common stock:
Basic	$0.38	$0.48	$0.70	$0.63
Diluted	$0.38	$0.48	$0.70	$0.63

Gross profit as a % of sales	27.50%	27.13%	27.70%	27.09%
Operating and administrative expense as a % of sales	23.37%	23.25%	23.66%	23.63%

(1) The Company adopted ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” using the full retrospective approach in fiscal 2019. As a result of the adoption of the standard, $1,181 and $2,094 of certain other income streams, including commissions for gift card and lottery sales and service fees for ShopRite From Home, that were previously presented as a reduction in Operating expenses were reclassified to sales for the 13 and 26 week periods ended January 27, 2018, respectively. Additionally, $294 and $341 of pharmacy fees previously recorded as Cost of sales were reclassified as a reduction of sales for the 13 and 26 week periods ended January 27, 2018, respectively.